SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: November 30, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)

American Spectrum Realty, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

02970Q 10 4

(CUSIP Number)

William J. Carden
7700 Irvine Center Drive
Suite 555
Irvine, CA 92618
(949) 753-7111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02970 Q 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William J. Carden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,119,235

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,119,235

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 19.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $.01 per share (the “Common Stock”), of American Spectrum Realty, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7700 Irvine Center Drive, Suite 555, Irvine, California 92618.

Item 2.	Identity and Background

(a), (b) and (c)  This statement on Schedule 13D is being filed by William J. Carden (“Mr. Carden”). The business address of Mr. Carden is 7700 Irvine Center Drive, Suite 555, Irvine, California 92618.  Mr. Carden is a Director, Chairman of the Board, President, Chief Executive Officer and acting Chief Financial Officer of the Issuer.

(d) During the past five years, Mr. Carden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the past five years, Mr. Carden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Carden is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Carden and his affiliates have used their own funds to purchase the Common Stock purchased by them during the past 90 days.

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Mr. Carden and his affiliates have acquired the Issuer’s securities for investment purposes.  Although neither Mr. Carden nor his affiliates have any present intention to do so, Mr. Carden or his affiliates may make additional purchases of securities of the Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer’s business prospects and financial condition, the market for securities, other available investment opportunities, money and stock market conditions and other future developments.

Depending on these factors, Mr. Carden or his affiliates may decide at any time to sell all or part of its holdings of the Issuer’s securities in one or more public or private transactions.

Except as set forth in this Schedule 13D, Mr. Carden does not have any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate number of shares of the Common Stock beneficially owned by Mr. Carden is 1,119,235. The percentage of the shares of the Common Stock beneficially owned by Mr. Carden is 19.4%.

(b) Mr. Carden has the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote:	1,119,235
(ii)	Shared power to vote or to direct the vote:	-0-
(iii)	Sole power to dispose or to direct the disposition of:	1,119,235
(iv)	Shared power to dispose or to direct the disposition of:	-0-

The shares reported as beneficially owned by Mr. Carden exclude 505,925 shares, which include 257,253 shares owned by Mr. Carden’s wife, 6,000 shares owned by her individual retirement account, 160,266 shares issuable on exchange of units in American Spectrum Realty Operating Partnership, L.P. (the “Operating Partnership”) held by Mr. Carden’s wife, 4,000 shares owned by a trust for the benefit of Mr. Carden’s daughter, and 78,406 shares issuable on exchange of units in the Operating Partnership held by trusts for the benefit of Mr. Carden’s sons. Mr. Carden disclaims beneficial ownership of the shares referred to in this paragraph.

(c) During the last 90 days, Mr. Carden and his controlled affiliates have purchased shares of Common Stock as follows:

Date	Number of Shares	Price Per Share
25-Sep-2002	34,018	$9.50
25-Nov-2002	400	$4.65
	300	$4.55
26-Nov-2002	500	$4.78
	200	$4.87
	100	$4.86
27-Nov-2002	1,000	$4.70
	1,400	$4.80
	381	$4.75
3-Dec-2002	800	$4.30
	1,000	$4.15
4-Dec-2002	200	$4.40
5-Dec-2002	200	$4.30

Each of these purchases was effected in open market transactions on the American Stock Exchange.

(d)           Except as otherwise described herein, no person other than Mr. Carden has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by Mr. Carden.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Carden and others entered into a Put and Call Agreement on October 4, 2001, which provided, among other things, for an option by Mr. Carden and others to purchase 400,000 shares of Common Stock on November 20, 2002, at $16.50 per share and for an option by the holders of such 400,000 shares to sell such shares to Mr. Carden and others on November 20, 2002, at $13.50 per share.  The holders of such shares have elected to exercise their option to sell 371,044 such shares to Mr. Carden at $13.50 per share (28,956 of such shares having been previously purchased by Mr. Carden).  Mr. Carden has agreed to purchase such shares in January 2003.

Item 7.	Material to Be Filed as Exhibits
The Put and Call Agreement referred to in Item 6 is incorporated by reference to Exhibit 2 to the Schedule 13D filed by Ira J. Gaines with respect to the Issuer on November 29, 2001.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2002	/s/ William J. Carden
William J. Carden